EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

August 27, 2012	No. 12-09

Avalon selects site in Louisiana for its rare earth elements separation plant and refinery

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has chosen a site in the community of Geismar, Ascension Parish in the State of Louisiana, USA for its heavy rare earth separation plant and refinery. Several locations in Canada and the USA were reviewed over the past year before the Geismar site was finally selected.

Don Bubar, Avalon’s President & CEO said “Our team investigated over a dozen sites and found that the Geismar site offered several important advantages including proximity to producers of the chemicals needed in the process, excellent transportation infrastructure, a well trained workforce and a favourable business environment.”

When construction begins in 2015, Avalon would employ up to 300 construction workers and during operations a minimum of 175 full-time jobs will be created. Capital requirements to build the plant are presently estimated to be US$300 million. A Definitive Feasibility Study (“DFS”) for Avalon’s proposed rare earths operation is in preparation with a target date for completion in Q2 2013. Project financing arrangements will be finalized once the DFS is complete.

Avalon would like to recognize the Louisiana Economic Development Corporation, the Ascension Economic Development Corporation, and the Baton Rouge Area Chamber of Commerce for providing valuable assistance in identifying this site.

Avalon intends to produce a mixed rare earth concentrate from its Nechalacho deposit at Thor Lake, Northwest Territories, Canada and ship it by rail to Geismar where the concentrate will be processed to isolate and refine the individual light and heavy rare earth oxides and chlorides for sale throughout the world. Avalon is currently designing the size of the refinery to meet its initial 10,000 mt output of REO. It has secured 150 acres which can accommodate an expansion to treat third party concentrates or a future Nechalacho expansion.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $38 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.